Exhibit 4.13

Lease Agreement

Real Estate: Daelim Acrotel, Dogok-dong

Lessor: Kim, Seong-gyun
Lessee: WEBZEN Inc.

【Lessor】	Kim, Seong-gyun (hereinafter referred to as “Lessor”.)

【Lessee】	WEBZEN Inc. (Kim Nam-ju / Representative Director) (hereinafter referred to as “Lessee”.)

Real Estate:  Northeast side of part of Rm. #903, Daelim Acrotel, 467-6, Dogok-dong, Kangnam-gu, Seoul, 641㎡ (194 pyeong, including shared area, the same as the area being used)

Both parties mentioned above have entered into this Lease (extension) Agreement of the real estate indicated above under the terms and conditions as stipulated below.

Article 1 (Leased Property)

1.	The Lessor shall lease the real estate indicated above to the Lessee.

2.	The Lessee shall not use the real estate above for uses other than usual business nor claim any and all sorts of premiums, facility cost, etc. when this Agreement is terminated.

Article 2 (Lease Period)

1.
Lease period of this Lease Agreement shall be twenty four (24) months from Aug. 13, 2008 to Aug. 12, 2010. However, if there is no written notice on termination of the agreement from both parties three (3) months before termination of the lease period, this Lease Agreement shall be deemed to be automatically extended for one (1) year once only under the same conditions without further condition.

Article 3 (Payment of Lease Deposit, Monthly Rent, and Refund Method of Deposit/ Matter of Right)

Type	Deposit	Monthly Rent	Remarks
Existing Lease Agreement	1,358,000,000 Won
New Lease Agreement	552,000,000 Won	10,000,000 Won	Lump sum payment at execution of this agreement (Substituted by the existing deposit without additional payment)
Refund by the Lessor	806,000,000 Won		Agreed to remit to the designated account of the Lessee until Aug. 12, 2008

1.
The leased real estate above has been under kun-mortgage of 780,000,000 maximum claim amount and leaseholder’s right of the Lessee with key money deposit of 1,358,000,000 Won. Both parties agreed to register the leaseholder’s right with reduced deposit as of the date of balance payment, of which expenses to establish and erase the right shall be borne by the Lessee. However, deposit money of 552,000,000 won of new lease agreement shall be deemed to be paid on the date of execution with the existing deposit in lump sum payment and difference from the existing deposit, i.e. 806,000,000 won shall be remitted into the account designated by the Lessee until Aug. 12, 2008.

2.	Monthly rent shall be remitted into the account designated by the Lessor on 12th of each month. (VAT excluded, payment in arrears)

3.	The Lessee shall not claim interest on the lease deposit.

4.
The Lessee shall not defer payment of rent, management expenses, etc. for the reason of lease deposit nor conduct assignment, provision for security, establishment of right of pledge, etc with regard to the lease deposit.

5.
The Lessor may deduct from the lease deposit expenses or debts to be borne by the Lessee under this Agreement at its discretion and apply the amount to its claim. In this case, the Lessor shall notify the Lessee of it in writing and the Lessee shall complement the deducted amount within 10 days after receiving the notice.

6.
When the Lease Agreement has been terminated, the Lessee shall evacuate the Leased Property and the Lessor shall immediately return the lease deposit. However, if there is remaining debt of the Lessee, the lease deposit will be returned after deducting the debt and if the building has been damaged during the lease period due to force majeure such as earthquake, refund period may be deferred under mutual discussion.

Article 4 (Management Expenses)

1.	The Lessee shall pay all expenses published from the management office in accordance with use of the Leased Property.

2.	Payment term of the management expenses shall be to the date when the Leased Property has been restored to its original state and delivered to the Lessor after termination of the Agreement.

Article 5 (Adjustment of Lease Deposit and Management Expenses)

1.
In spite of lease period or its extension specified in Paragraph 1 of Article 2, the Lessor may increase or decrease the lease deposit and management expenses specified in Article 4 for the following cases under mutual discussion:

(1)	When taxes and dues for the Leased Property or business of the Lessor have increased/decreased or are expected to increase/decrease;

(2)
When electrical charge, water supply/sewage fee, cooling/heating expenses, cleaning expenses, labor cost of management personnel, etc. required for maintenance of the Leased Property have increased; or

(3)	When there are changes in general economic conditions such as increase of prices, change of ambient market conditions, etc.

2.	For the said clause, in principle, adjustment shall be conducted once a year, and it shall be effective after thirty days have passed from the date of notice from the Lessor to the Lessee.

Article 6 (Use of Parking Lot and Communication)

The Lessee may use the parking space designated by the management office by ratio of lease area in accordance with the management regulations, as well as the communication facilities such as telephone based on the installation status at the time of selling of the property.

Article 7 (Prohibition of Assignment and Sublease of Leaseholder Right)

1.	The Lessee shall not change use or structure, etc. of the real estate nor sublease it or assign the leaseholder’s right without consent of the Lessor.

2.
In the event that the Lessee violates the Paragraph 1 above, the Lessor may terminate this Agreement and in this case all expenses for its restoration to the original state shall be borne by the Lessee.

Article 8 (Protection of Internal Facilities and Properties)

1.	Responsibility of safety for office supplies, fixtures, vehicles, etc. shall be borne by the Lessee.

Article 9 (Observances/Prohibitions of the Lessee and Users)

1.	Users of the Leased Property shall observe all matters specified by the management regulations.

2.	Behaviors to have others feel unpleasant are prohibited（behavior to give cause of dispute with other occupants, etc.)

3.	Carrying in or keeping explosive or dangerous objects are prohibited

4.	Use of cooling/heating products unauthorized from the building management office is prohibited

Article 10 (Structural Change of Leased Property and New Construction)

1.	If the Lessee intends to conduct the following behaviors, it shall get written consent of the Lessor and its expenses shall be borne by the Lessee.

(1)	repair/dismantle and shape change of important bearing structures such as new construction of important bearing structure and exterior window frame for the Leased Property

(2)	new construction and change of water supply/drainage, gas facility, etc.

(3)
The Lessee shall not demand repayment of installation expenses or repurchase of the facilities installed under clauses above and shall deliver them to the Lessor after restoring them to the original state at the time of selling of the property.

Article 11 (Repair and Maintenance)

1.	Repair expenses such as painting of naturally worn and discolored Leased Property required during lease period shall be borne by the Lessor, while other repair expenses shall be borne by the Lessee.

2.	The Lessee may request repair to the Lessor pursuant to the clause above and when the Lessee intends to conduct large scale repair, it shall notify the Lessor of it.

Article 12 (Indemnification)

1.	The Lessee shall be responsible for all damages from material or physical accidents generated from use of the Leased Property.

2.	In case of the clause above, calculation of compensation amount shall be based on the time of compensation.

Article 13 (Access Right)

1
The Lessor or its representative may access to the Leased Property together with the concerned person for the purpose of checkup and verification of preservation status of the Leased Property or lease of the Leased Property to the third party,.

2.
The Lessor may enter the Leased Property to take emergency action by dismantling or destroying lock of the entrance gate without approval of the Lessee when emergent or urgent situation that does not permit prior understanding of the Lessee has occurred, and its restoration expenses shall be borne by the Lessee. However, the cause has occurred from the building itself rather than mistake of the Lessee during use, the expenses shall be borne by the Lessor.

Article 14 (Termination of Agreement by the Lessor)

1.	In the event that the Lessee has violated any of the following clauses, the Lessor may terminate this Agreement without notification:

(1)	When the Lessee has failed to pay rent, management expenses or etc. three times or more;

(2)	When Lease Deposit has become subject to the pledge or other security or foreclosure;

(3)
When the Lessee has gone into default such as bankruptcy, or the lease deposit has been subject to assignment for settlement of debt or there is any claim for corporate rehabilitation, etc of the Lessee.

Article 15 (Evacuation and Restoration to the Original State)

1.
When this Agreement expires or is terminated, the Lessee shall remove its possessions and facilities installed by it and deliver the entire Leased Property to the Lessor on or before the date of termination.

2.
The Lessee shall remove installed equipment, partitions, structures, etc. at its own expenses the same time of expiration or termination of this Agreement and the Leased Property shall be handed over in the same conditions in accordance with “the principle of restoration to the original state at the time of selling by Daelim Co., Ltd.” signed by and between both parties on June 21, 2004. However, if there is request of the Lessee or the Lessee has failed to conduct restoration works, the Lessor may carry out the works on behalf of the Lessee at expenses of the Lessee.

3.
If there is any possession or property of the Lessee within the Leased Property after the Lease Agreement has expired or has been terminated, rent, management expenses, etc. until completion of restoration and evacuation shall be borne by the Lessee.  In such case, the Lessee shall be liable for the damage generated from non-fulfillment of the evacuation of the Leased Property by the Lessee when a new lease agreement is entered into with a third party after termination of this lease agreement.

Article 16 (Enforcement of Evacuation)

1.
If the Lessee does not evacuate the Leased Property after termination or expiration of this Agreement, the Lessor may remove articles owned by the Lessee from the Leased Property and keep them in any place designated by the Lessor. In this case, all of responsibilities and expenses accrued shall be borne by the Lessee.

2.	For the removal under the previous clause, the Lessee shall not claim compensation against the Lessor on the ground of the invalidity of termination of the Agreement or other reasons.

Article 17 (Force Majeure )

1.
The Lessor shall not be responsible for any and all of damages on the Lessee or the third parties due to earthquake, war, other legal force majeure or other reasons that cannot be attributed to the Lessor.

2.	The reasons specified in the previous clause shall not have influence on obligations and rights of both parties already occurred under this Agreement.

Article 18 (Designation of Manager)

1.	The Lessor may designate the third party as a manager and representative for proper management of the Leased Property.

Article 19 (Seal to be used)

1.	The seal to be used shall be affixed at the execution of the Lease Agreement and the certificate of such seal shall be attached.

2.	In principle, change of right or execution of obligation, etc. under this Agreement shall be affixed with the seal used for this Agreement.

Article 20 (Jurisdiction)

1.	A court having jurisdiction over the location of the Leased Property shall have jurisdiction for any lawsuit or mediation for this Agreement.

In Witness Whereof, the parties hereto have prepared and caused three original copies of this Agreement to be executed, of which each one copy shall be kept by the Lessor, the Lessee and intermediary, respectively.

May 28, 2008

【Lessor 】	Address: #109-404, the 1st Seongdongmaeul Village, #155, Seongbok-dong, Suji-gu, Yongin-si, Gyeonggi-do Name: Kim, Seong-gyun (Signature and Seal) National ID: 470916-1052814

【Lessee】	Address: 6th Fl., Daelim Acrotel, 467-6, Dogok-dong, Kangnam-gu, Seoul Company Name: WEBZEN Inc. (Kim Nam-ju / Representative Director) (Signature and Seal) Corporate Registration No: 110111-1955694

【Intermediary】
Address: Rm. #21, Daelim Acrotel Store, 467-6, Dogok-dong, Kangnam-gu, Seoul
Trade Name: Daelim Acro Authorized Intermediary
Registration No.: 9250-9017
Representative: Kim, Seong-uk         (Signature and Seal)